SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                          (Amendment No.    3    )


                           Jardine Fleming India Fund
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   471112102
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 471112102                    13G                    Page 2 of 12 Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Morgan  Stanley  Dean  Witter  &  Co.
          IRS  #  39-314-5972


--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          The state of organization is Delaware.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             66,400 (a)
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       830,300**(a)

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          830,300**(a)

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.34%** (a)

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IA, CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     ** Includes 751,000 shares representing approximately 6.64% of the class held by Commonwealth of Pennsylvania State Employees Retirement System.

                     (a) As of June 30, 1998

CUSIP No. 471112102                  13G                    Page 3 of  12  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Miller Anderson & Sherrerd, LLP
          IRS # 23-1744122

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          The state of organization is Delaware.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             25,300 (a)
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       776,300**(a)

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          776,300**(a)
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.87%**(a)

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IA, CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     ** Includes 751,000 shares representing approximately 6.64% of the class held by Commonwealth of Pennsylvania State Employees Retirement System.

                     (a) As of June 30, 1998

CUSIP No. 471112102                  13G                    Page 4 of  12  Pages



--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

          Commonwealth of Pennsylvania State Employees Retirement System IRS # 23-2044509

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY



--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          The state of organization is Delaware.


--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             751,000 (a)
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       751,000 (a)
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          751,000 (a)
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.64%(a)

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

          IC, CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     (a) As of June 30, 1998

CUSIP No. 471112102                     13G                   Page 5 of 12 Pages





Item 1.     (a)   Name of Issuer:
                  Jardine Fleming India Fund
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  1285 Avenue of the Americas
                  New York, NY 10019
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                           (a) Morgan Stanley Dean Witter & Co.
                           (b) Miller Anderson & Sherrerd LLP
                           (c) Commonwealth of Pennsylvania State Employees
                               Retirement System
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                           (a) 1585 Broadway
                               New  York, New  York  10036

                           (b) 1 Tower Bridge Suite 1100
                               West Conshohocken, PA 19428

                           (c) 30 North Third Street
                               Fifth Floor
                               Harrisburg, PA 17101
                  --------------------------------------------------------------
            (c)   Citizenship:
                           Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

                               -------------------------------------------------
            (d)   Title of Class of Securities:
                           Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                           471112102
                               -------------------------------------------------

Item 3.     (a)   Morgan Stanley Dean Witter & Co. is (e) an  Investment Adviser
                  registered under Section 203 of the Investment Advisers Act of 1940.

            (b) Miller Anderson & Sherrerd, LLP is (e) an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

            (c) Commonwealth of Pennsylvania State Employees Retirement System is a governmental agency that manages public pension funds subject to legal regulation comparable to the Employee Retirement Income Security Act of 1974.

CUSIP No. 471112102                  13-G                   Page 6 of  12  Pages



Item 4.     Ownership.


               Incorporated by reference to Items (5) - (9) and (11) of the cover page.



Item 5.     Ownership of Five Percent or Less of a Class.

               Inapplicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

               Accounts managed on a discretionary basis by Miller Anderson & Sherrerd LLP, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. With the exception of the Commonwealth of Pennsylvania State Employee Retirement System as noted herein, no such account holds more than 5 percent of the class.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.


Item 8.     Identification and Classification of Members of the Group.


Item 9.     Notice of Dissolution of Group.


Item 10.    Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 471112102                   13-G                   Page 7 of  12 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       September 10, 1998


Signature:  /s/ Bruce Bromberg
            -----------------------------------------------------------------

Name/Title  Bruce Bromberg / Vice President Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.

Date:       September 10, 1998


Signature:  /s/ Paul A. Frick
            -----------------------------------------------------------------

Name/Title  Paul A. Frick / Vice President Miller Anderson & Sherrerd, LLP
            -----------------------------------------------------------------
            MILLER ANDERSON & SHERRERD, LLP

Date:       September 10, 1998


Signature:  /s/ Donald P. Ryan
            -----------------------------------------------------------------

Name/Title  Donald P. Ryan/Vice President Morgan Stanley Asset Management Inc.
            -----------------------------------------------------------------
            Commonwealth of Pennsylvania State Employees Retirement System


                       INDEX TO EXHIBITS                           PAGE
                       -----------------                           ----

EXHIBIT 1       Agreement to Make a Joint Filing                      8

EXHIBIT 2       Secretary's Certificate Authorizing Bruce Bromberg    9
                to Sign on behalf of Morgan Stanley, Dean Witter,
                Discover and Co.

EXHIBIT 3       Secretary's Certificate Authorizing Paul A. Frick     10
                to Sign on behalf of Miller Anderson & Sherrerd LLP

EXHIBIT 4       Secretary's Certificate Authorizing Donald P. Ryan    11 & 12
                to Sign on behalf of Commonwealth of Pennsylvania
                State Employees Retirement System

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(022597DTI)